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                                   EXHIBIT 12

HOUSEHOLD INTERNATIONAL, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

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                                                                 NINE MONTHS ENDED
                                                                      SEPTEMBER 30,
(In millions)                                                 2002            2001
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
Net income                                             $   1,219.6     $   1,314.4
Income taxes                                                 585.2           689.3
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Income before income taxes                                 1,804.8         2,003.7
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Fixed charges:
     Interest expense (1)                                  2,914.2         3,206.9
     Interest portion of rentals (2)                          50.9            45.2
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Total fixed charges                                        2,965.1         3,252.1
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Total earnings as defined                              $   4,769.9     $   5,255.8
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Ratio of earnings to fixed charges (4)                        1.61            1.62

Preferred stock dividends (3)                          $      60.1     $      11.5

Ratio of earnings to combined fixed charges
     and preferred stock dividends (4)                        1.58            1.61
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(1)  For financial statement purposes, interest expense includes income earned on temporary investment of excess funds, generally resulting from over-subscriptions of commercial paper.

(2) Represents one-third of rentals, which approximates the portion representing interest.

(3) Preferred stock dividends are grossed up to their pretax equivalent based upon an effective tax rate of 32.4 percent for the nine months ended September 30, 2002 and 34.4 percent for the same period in 2001.

(4) The 2002 ratio has been negatively impacted by the settlement charge and related expenses associated with our preliminary agreement with a multi-state working group of attorneys general and regulatory agencies to effect a nationwide resolution of alleged violations of consumer protection, consumer lending and insurance laws and regulations in our retail branch consumer lending operations. Excluding the settlement charge and related expenses of $333.2 million (after-tax), our ratio of earnings to fixed charges would have been 1.79 percent and our ratio of earnings to combined fixed charges and preferred stock dividends would have been 1.75 percent.